EXHIBIT 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Nine Months Ended September 30,
(In thousands, except ratios)	2012	2011
	(unaudited)
Earnings:
Net income	$92,110	$28,470
Add:
Provision for income taxes	50,577	15,684
Fixed charges	117,201	48,281
Less:
Capitalized interest	(13,698)	(7,297)
Earnings as adjusted (A)	$246,190	$85,138
Fixed charges:
Interest expense	$102,861	40,464
Capitalized interest	13,698	7,297
Interest factors of rents (1)	642	520
Fixed charges as adjusted (B)	$117,201	$48,281
Ratio of earnings to fixed charges ((A) divided by (B))	2.10	1.76

(1)    Estimated to be 1/3 of rent expense.